ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F617-951-7050
BOSTON   NEW YORK   SAN FRANCISCO   WASHINGTON, D.C.


August 8, 2003


Putnam New York Tax Exempt Income Fund
One Post Office Square
Boston, Massachusetts 02109


Ladies and Gentlemen:

We have acted as counsel to Putnam New York Tax Exempt Income Fund (the "Fund"), in connection with the Registration Statement of the Fund on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combination of the Fund with Putnam New York Tax Exempt Opportunities Fund (the "Target Fund"), and the issuance of shares of the Fund in connection therewith (the "Shares"), all in accordance with the terms of the Agreement and Plan of Reorganization between the Fund, the Target Fund and Putnam Investment Management, LLC (the "Agreement").

We have examined the Fund's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Fund's By-Laws, as amended, and are familiar with the actions taken by the Fund's Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

   Based upon the foregoing, we are of the opinion that:

1. The Fund is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by the Fund.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus/proxy statement under the caption "Information about the Proposed Merger - Federal Income Tax Consequences."

                                 Very truly yours,

                                 /s/ Ropes & Gray

                                 Ropes & Gray LLP